Exhibit 99.3

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto’s bid for Riversdale extended by 14 days to 4 March 2011
Institutional Acceptance Facility established
10 February 2011
Rio Tinto Jersey Holdings 2010 Limited (RTJ) has extended the offer period for its takeover bid for all of the shares in Riversdale Mining Limited (Riversdale) by a period of 14 days. The offer is now due to close at 7.00pm (Sydney, Australia time) on 4 March 2011 (unless further extended or withdrawn).
Attached, in relation to this extension, are copies of the following documents:
•	a notice under section 650D of the Corporations Act 2001 (Cth) (Corporations Act) of the variation of the offer for this extension;

•	a notice under section 630(2) of the Corporations Act, which confirms that 24 February 2011 is the new date for giving notice as to the status of the conditions of the offer; and

•	a letter to Riversdale shareholders in relation to the extension of the offer period.
RTJ’s offer for Riversdale remains subject to a number of conditions (which are set out in the Bidder’s Statement dated 10 January 2011)1, including a greater than 50% minimum acceptance condition (MAC).
Institutional Acceptance Facility
RTJ has also today established an institutional acceptance facility (IAF), to be operated by Computershare Investor Services.
The IAF allows eligible institutional Riversdale shareholders that do not wish to accept the offer until it has become unconditional to indicate their intention to accept prior to the offer becoming unconditional. To ensure RTJ is able to fulfil the MAC, put itself in a position to declare its bid unconditional and therefore pay the cash consideration available under the offer, we encourage you to accept the offer or provide your acceptance instructions into the IAF as soon as possible.
In accordance with section 647(3)(b) of the Corporations Act, attached is a copy of the first supplementary bidder’s statement in relation to the offer, which sets out further information relating to the IAF.
The offer has been unanimously recommended by the Board of Riversdale in the absence of a superior proposal. Riversdale shareholders should ensure they read the Target’s Statement dated 24 January 2011, which outlines the reasons for the Riversdale Directors’ recommendation. RTJ also notes that on 6 December 2010, Riversdale announced that it was in discussions with Rio Tinto about a possible corporate transaction. It has now been in excess of two months since the market was made aware of a possible change of control transaction regarding Riversdale and in that time no other

[1]	On 21 January 2011, RTJ announced to ASX that the condition to its offer relating to FIRB approval had been satisfied on that same day.

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offer has emerged. In addition, Riversdale in its Target’s Statement noted that as of the date of the Target’s Statement “no superior proposal had been received by the Riversdale Board and they are not aware of any party having an intention to make such a proposal”.
RTJ encourages Riversdale shareholders to accept its attractive $16 cash offer now.
A Notice of Variation of Offer was today submitted to the Australian Securities Exchange. A copy of this notice is available at www.riotinto.com.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, EMEA / Americas	Media Relations, Australia / Asia

Illtud Harri	David Luff
Office: +44 (0) 20 7781 1152	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 503 600	Mobile: +61 (0) 0419 850 205

Tony Shaffer	Karen Halbert
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 412 119 389

Christina Mills	Bruce Tobin
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3612
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 419 103 454

Media Relations, Canada

Bryan Tucker
Office: +1 (0) 514 848 8151
Mobile: +1 (0) 514 825 8319

Investor Relations, London	Investor Relations, Australia

Mark Shannon	Dave Skinner
Office: +44 (0) 20 7781 1178	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 576597	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Christopher Maitland
Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 459 800 131
Investor Relations, North America

Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Website:  www.riotinto.com
Email:      media.enquiries@riotinto.com / enquiries.mediaaustralia@riotinto.com